SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Press Release

CGG Acquires Taurus Reservoir Solutions

Enhanced geomechanics technology and services

strengthen geoscience portfolio

Paris, France – April 22, 2015

CGG announced today that its GeoConsulting Business Line has acquired Taurus Reservoir Solutions Ltd., based in Calgary. Taurus offers reservoir and geomechanical simulation and engineering technology along with consulting services to the global petroleum industry. With an offering that spans single-well to large field-scale solutions, Taurus brings new subsurface understanding to both conventional and unconventional reservoirs.

CGG’s GeoConsulting Business Line offers a broad range of geological and geophysical (G&G) consulting services and non-exclusive products to the E&P industry. The addition of Taurus will strengthen CGG’s G&G expertise and help clients make more informed decisions across the E&P lifecycle, from where to drill and how to best complete wells, to optimizing production over the life of the field.

Sophie Zurquiyah, Senior Executive Vice President, Geology, Geophysics & Reservoir, CGG, said: “We are delighted to extend the scope of our Geoscience portfolio further towards the reservoir with the geomechanical and engineering capabilities of Taurus. The leadership Taurus has developed globally in its domain fully aligns with CGG’s culture and the addition of its technology and expertise will enable us to further assist our customers in meeting their increasingly complex reservoir development and production challenges through tighter integration of the geoscience and engineering disciplines.”

Dr. Tony Settari, President and co-founder of Taurus, added: “We are very pleased to join CGG and look forward to bringing our technology and expertise in geomechanics, classical reservoir engineering and fracturing to the Geoscience portfolio of CGG. This unique combination will yield solutions that better address the most difficult subsurface challenges and enable oil and gas companies to further reduce the risks and costs associated with the production of hydrocarbons.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications	Investor Relations

Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

-ENDS-

Editors’ Notes:

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 22nd, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO